Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO THE COMPANY ON WHICH YOU ARE BEING ASKED TO VOTE. If you are in any doubt about the action to be taken, you are recommended to immediately seek your own personal financial advice from an appropriately qualified adviser licensed pursuant to the Protection of Investors (Bailiwick of Guernsey) Law, 2020 (as amended) if you are in the Bailiwick of Guernsey, or from another appropriately authorised independent financial adviser if you are in a territory outside the Bailiwick of Guernsey.

If you have sold or transferred all of your Shares in the Company, please forward this document without delay to the purchaser, or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

The Board encourages all Shareholders to appoint the Chair of the meeting as their proxy as early as possible in order to vote on the matters being considered at the AGM. All votes on the Resolutions contained in the Notice of AGM will be held by poll. Updates on any changes to the proceedings of the AGM will be published on the Company’s website at: WWW.GENIUSSPORTS.COM. The Company will announce, via a press release that will be furnished with the U.S. Securities and Exchange Commission (the “SEC”) on a Form 6-K, any change in the arrangements of the AGM which the Company believes in its sole discretion would be reasonable and practical to implement.

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Notice of the 2024 Annual General Meeting (the “AGM”)

To be held at Claridge’s, Brook Street, London W1K 4HR

at 1:00 p.m. GMT on December 12, 2024, which can be joined by Shareholders electronically as set out herein.

The definitions used in this document are set out on page 7.

This document should be read as a whole. Your attention is drawn to the letter from the Chair of the Company which is set out on page 3 of this document and which recommends you vote, as applicable, in favour of each of the Resolutions to be proposed at the AGM. Your attention is also drawn to the section entitled “Action to be Taken by Shareholders” on page 1 of this document.

The Resolutions described in this document are conditional on Shareholder approval at the AGM.

The Notice convening the AGM is set out on page 8 of this document.

To be valid, the Form of Proxy set out on page 10 of this document should be completed and returned to the Company Secretary as soon as possible so as to arrive, in any event, not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM.

CONTENTS

Letter from the Chair	Page 3

Definitions	Page 7

Notice of AGM	Page 8

Form of Proxy	Page 10

EXPECTED TIMETABLE OF EVENTS

Latest time and date for receipt of Forms of Proxy for the AGM	1:00 p.m. on December 10, 2024

AGM	1:00 p.m. on December 12, 2024

Note: All references to time in this document are to Greenwich Mean Time.

i

ACTION TO BE TAKEN BY SHAREHOLDERS

In relation to the AGM:

ALL SHAREHOLDERS ARE RECOMMENDED TO COMPLETE AND RETURN THEIR FORMS OF PROXY TO INDICATE HOW THEY WISH TO VOTE IN RELATION TO THE PROPOSALS. COMPLETION AND RETURN OF THE FORMS OF PROXY WILL NOT AFFECT A SHAREHOLDER’S RIGHT TO ATTEND AND VOTE AT THE AGM.

A Shareholder who is entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote and speak at the AGM instead of that Shareholder, provided that each proxy is appointed to exercise the rights attached to a different Share or Shares held by the Shareholder. A proxy need not be a Shareholder.

Shareholders are requested to complete and return their Forms of Proxy for the AGM as soon as possible and, in any event, not later than 48 hours (excluding any part of a day that is not a Business Day) before the AGM. Corporate Shareholders who plan to attend and vote at the AGM in person, must present an appropriate letter of representation and suitable identification of the person nominated to represent the corporation before the start of the AGM.

A list of Shareholders entitled to vote at the AGM as of the Record Date will be available for inspection during ordinary business hours by any Shareholder at least 10 days prior to the AGM.

You will find on page 10 of this document a Form of Proxy for use at the AGM. Shareholders are urged to return their relevant Forms of Proxy or to vote by Internet as set out therein and to vote in favour of the Resolutions.

We note that, as we are a foreign private issuer, as defined by the rules of the SEC, we are exempt from the rules and regulations under the Exchange Act and the NYSE related to the furnishing and content of proxy statements. In addition, as a foreign private issuer, we are generally not required to follow the voting requirements applicable to U.S. domestic issuers under the NYSE rules.

You are asked to complete the Form of Proxy in accordance with the instructions contained therein so as to be received by the Company Secretary not later than 1:00 p.m. on December 10, 2024.

Asking questions at the AGM

The Company recognizes the importance of being able to answer Shareholders’ questions. Shareholders are invited to email the Company Secretary at: COSEC@GENIUSSPORTS.COM, with any questions relating to any business at the AGM that they would like the Company to consider in accordance with Section 16.20 of the Company’s Memorandum and Amended and Restated Articles of Incorporation. The Company requests that questions be submitted no later than December 10, 2024. The Company will attempt to answer Shareholders’ questions in advance of the AGM. If the Company receives many questions on similar topics, it may group those questions and respond to those questions generally. Shareholders may also ask questions at the AGM through the electronic meeting facilities.

Electronic meeting

Shareholders may attend the meeting electronically by accessing the CST Proxy AGM website at HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2024 or telephonically (listen-only) using the following details:

•	Within the U.S. and Canada: 1 800-450-7155 (toll-free)

•	Outside of the U.S. and Canada: +1 857-999-9155 (standard rates apply)

•	Conference ID: 8491269#

Accessing the CST Proxy website

The CST Proxy AGM website can be accessed using most internet browsers such as Internet Explorer (not compatible with versions 10 and below), Chrome, Firefox and Safari on a PC, laptop or internet-enabled device such as a tablet or smartphone. If you wish to access the AGM using this method, please visit HTTPS://WWW.CSTPROXY.COM/GENIUSSPORTS/2024 on the day of the AGM.

Logging in

To access the AGM website, you will be asked to enter a Meeting ID, which is 8491269#. You will then be prompted to enter your unique 12 digit Investor Code (IVC) including any leading zeros, and ‘PIN’. Your PIN is the last 4 digits of your IVC. This will authenticate you as a Shareholder.

Your IVC can be found on your share certificate or proxy card or you can also obtain your IVC by contacting the Company’s transfer agent, Continental Stock Transfer and Trust, by calling +1-917-262-2373.

Access to the meeting via the website will be available beginning at 12:45 p.m. on December 12, 2024. However, please note that you will not be able to vote until the Chair formally declares the poll open.

Audio broadcast

The electronic meeting will be broadcast in audio format only. Once logged in, and the meeting starts, you will be able to listen to the meeting on your device and to speak.

Requirements

An active internet connection is required at all times to listen to the audiocast. It is the user’s responsibility to ensure he or she remains connected for the duration of the meeting.

Questions

If you have questions about the Resolutions or if you need additional copies of this proxy statement or the enclosed proxy card you should contact the Company’s proxy solicitor:

Sodali & Co

333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902

Individuals call toll-free: +1 (800) 662-5200

Banks and brokers call: +1 (203) 658-9400

Email: GENI.INFO@INVESTOR.SODALI.COM

PART 1

LETTER FROM THE CHAIR

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

Directors	Registered office

Robert Joseph Bach

Kimberly Ann Bradley	Redwood House

Daniel Burns	St. Julian’s Avenue

Kenneth J. Kay	St Peter Port

Mark Locke	Guernsey

Claire Linda Nooriala	GY1 1WA

November 7, 2024

Dear Shareholder,

Notice Convening the 2024 Annual General Meeting of the Company

I am pleased to write to you with details of the AGM of the Company, which is being held at Claridge’s, Brook Street, London W1K 4HR at 1:00 p.m. GMT on December 12, 2024, which can be joined by Shareholders electronically as set out herein.

The purpose of this letter is to explain the business to be considered at the AGM.

At the AGM Shareholders will consider and, if thought fit, adopt the following Resolutions:

1.

an ordinary resolution that the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2023 be received and approved;

2.

an ordinary resolution seeking approval of the re-appointment of Mark Locke as a Class III Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier;

3.

an ordinary resolution for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the SEC from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2024;

4.

an ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company;

5.	an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor;

6.

an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

Director Appointment Resolutions

The term of office of Mark Locke will expire immediately following the close of this AGM. It is proposed that Mark Locke be re-appointed as a Class III Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier. He has confirmed that he is able to dedicate sufficient time to fulfil his obligations as a Director.

Mark Locke’s biographical information, including his principal occupation, business experience, qualifications and other information is as follows:

Mark Locke

Mark Locke is the Co-Founder and Chief Executive Officer of Genius. Mr. Locke has been a member of Genius’s Board of Directors since April 2021, and a member of the Board of Directors of Genius Sports Group Limited since July 2015. Mr. Locke first launched BetGenius in 2000, which is now a Genius Sports Group company, and created Genius Sports Group in 2015. Mr. Locke’s qualifications to serve on Genius’s Board of Directors include his extensive experience with and knowledge of the business of Genius Sports Group and the industries in which it operates, and his track record of success with Genius Sports Group to date.

AGM

Set out on page 8 of this document is a Notice convening the AGM to be held at 1:00pm on December 12, 2024 at Claridge’s, Brook Street, London W1K 4HR, which can be joined by Shareholders electronically as set out herein.

The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue. If, within fifteen minutes after the time appointed for the AGM, a quorum is not present, then the AGM will stand adjourned for seven days at the same time and place.

The agenda for the AGM will be as follows:

1.	appointment of the Chair of the Meeting;

2.	to present to the Shareholders and to consider the annual report, the audited financial statements, the Directors’ report, and the Auditor’s report for the financial year ended December 31, 2023; and

3.	to consider and, if thought fit, pass the Resolutions set out in the Notice.

You are reminded to take professional advice from an appropriately qualified person with respect to voting of your Shares. Please also ensure that you have read and understood the terms and conditions set out in this circular.

Action to be taken

Please see the instructions on page 1 of this document.

Recommendation

The Board considers the passing of the Resolutions to be in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends that Shareholders vote in favour of the Resolutions proposed at the AGM. Certain of the Directors own Shares in the Company, and all of the Directors who hold Shares intend to vote all of their Shares in favour of the Resolutions.

Yours sincerely,

/s/ Kenneth J. Kay

Kenneth J. Kay

Chair of the Board of Directors

PART 2

ADDITIONAL INFORMATION

Documents available for Inspection

Copies of the following documents are available for inspection on the Company’s website WWW.GENIUSSPORTS.COM:

1.	the Directors’ Report, the Annual Report and the audited financial statements contained therein filed on Form 20-F/A for the year ended December 31, 2023 and the Auditor’s Report;

2.	the current Memorandum and Articles of Incorporation of the Company;

3.	the Company’s 2023 statutory accounts as approved on September 27, 2024;

4.	any of our public filings with the SEC; and

5.	this document.

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise:

“AGM”	the 2024 annual general meeting of the Company to be held at 1:00 p.m. on December 12, 2024, or any adjournment thereof

“Articles”	the articles of incorporation of the Company, as in force on the date of this document

“Auditor”	means the duly appointed auditor or auditors of the Company (or any of them)

“Board” or “Directors”	the directors of the Company

“Business Day”	means a day, excluding Saturdays or Sundays, on which banks in New York and Guernsey are open for general banking business throughout their normal business hours

“Chair”	Kenneth J. Kay

“Companies Law”	the Companies (Guernsey) Law, 2008 (as amended)

“Company”	Genius Sports Limited (Guernsey company number 68277)

“Company Secretary”	Thomas Russell (solicitor: England and Wales);

“Exchange Act”	United States Securities Exchange Act of 1934, as amended

“Form of Proxy”	the form of proxy set out on page 10 of this document for use by Shareholders in connection with the AGM

“GMT”	Greenwich Mean Time

“Memorandum”	the memorandum of incorporation of the Company

“Notice”	the notice of the AGM set out on page 8 of this document

“NYSE”	the New York Stock Exchange

“Record Date”	the close of business on November 4, 2024, being the record date for the determination of Shareholders that shall be entitled to receive notice of, and to attend and vote at, the AGM in accordance with article 15.2 of the Articles

“Register”	the register of Shareholders of the Company kept pursuant to the Companies Law

“Resolutions”	the resolutions to be proposed at the AGM as set out in the Notice

“Shareholder”	a registered holder of shares in the Company

“Shares”	the shares in the Company

GENIUS SPORTS LIMITED

(Guernsey company number 68277)

(the “Company”)

NOTICE OF THE 2024 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of the Company (the “AGM”) will be held at Claridge’s, Brook Street, London W1K 4HR at 1:00 p.m. GMT on December 12, 2024 for the purpose of considering, and if thought fit, adopting the following resolutions:

ORDINARY RESOLUTIONS

1.	To receive and consider the annual report, the audited financial statements, the Directors’ report, and the auditor’s report for the financial year ended December 31, 2023.

2.

To approve the re-appointment of Mark Locke as a Class III Director of the Company for a term of three years to expire at the third annual general meeting of the Company’s shareholders following such election and until he ceases to serve in his office in accordance with the Company’s Amended and Restated Articles of Incorporation or any law, whichever is earlier.

3.

To re-appoint WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the SEC from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2024;

4.

To re-appoint BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of this annual general meeting until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies Law.

5.	To authorise the Directors of the Company to determine the remuneration of the Auditors in accordance with section 259(a)(ii) of the Companies Law.

6.

That the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:

a.

the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;

b.	the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;

c.

the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and

such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

If this meeting should be adjourned on the basis that there is not a quorum of Shareholders of the Company, in person or by proxy, the adjourned meeting will stand adjourned for seven days at the same time and place.

By order of the Board

Registered Office

Redwood House

Thomas Russell	St Julian’s Avenue

Chief Legal Officer	St Peter Port

Date: 7 November, 2024	Guernsey

GY1 1WA

NOTES:

1.

A Shareholder entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote instead of him. The proxy need not be a Shareholder in the Company. To be effective, a Form of Proxy, and any power of attorney or other authority under which it is signed (or a notarized copy of any such authority), must be completed, signed, marked, dated and returned in the postage-paid envelope provided or submitted electronically not less than 48 hours (excluding any part of a day that is not a Business Day) before the time appointed for holding the AGM or adjourned meeting at which the person named in the instrument proposes to vote.

2.

A Form of Proxy for use at the AGM and which will remain valid for any adjournment thereof is enclosed. The appointment of a proxy will not prevent a member from subsequently attending and voting at the meeting in person.

3.	The quorum for the AGM is at least two Shareholders present in person or represented by proxy holding in aggregate not less than a simple majority of all voting share capital in the Company in issue.

4.	To be passed: ordinary resolutions require the approval of a simple majority of the votes cast in favour of each such ordinary resolution.

5.

If within 15 minutes from the time appointed for the AGM a quorum of Shareholders is not present then the meeting shall stand adjourned for seven days at the same time and place, or such other time or place as is determined by the Directors.

6.	Once passed by the requisite majority, the Resolutions will be binding on all Shareholders, irrespective of how or whether they have voted.

FORM OF PROXY FOR SHAREHOLDERS

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet QUICK EASY IMMEDIATE 24 Hours a Day, 7 Days a Week or by Mail GENIUS SPORTS LIMITED Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Greenwich Mean Time, on December 11, 2024. INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend: https://www.cstproxy.com/geniussports/2024 MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 12, 2024 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Kenneth J. Kay and Thomas Russell, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on November 4, 2024 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at Claridge's, Brook Street, London W1K 4HR and virtually at: https://www.cstproxy.com/geniussports/2024 on December 12, 2024 at 8:00 a.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 6, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE. Annual General Meeting THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet QUICK EASY IMMEDIATE 24 Hours a Day, 7 Days a Week or by Mail GENIUS SPORTS LIMITED Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Greenwich Mean Time, on December 11, 2024. INTERNET www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote at the Meeting If you plan to attend the annual general meeting virtually or in person, you will need your 12 digit control number to vote electronically at the annual general meeting. To attend: https://www.cstproxy.com/geniussports/2024 MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope provided. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED GENIUS SPORTS LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 12, 2024 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned appoints Kenneth J. Kay and Thomas Russell, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Genius Sports Limited held of record by the undersigned at the close of business on November 4, 2024 at the Annual General Meeting of Shareholders of Genius Sports Limited to be held at Claridge's, Brook Street, London W1K 4HR and virtually at: https://www.cstproxy.com/geniussports/2024 on December 12, 2024 at 8:00 p.m. or at any adjournment or postponement thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 THROUGH 6, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE. Annual General Meeting THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. (Continued, and to be marked, dated and signed, on the other side)

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders The 2024 Proxy Statement and the 2024 Annual Report to Shareholders are available at: https://www.cstproxy.com/geniussports/2024 PROXY CARD THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE PROPOSALS. Please mark your votes as shown 1. an ordinary resolution that the annual report, the audited financial statements, the Directors report, and the Auditors report for the financial year ended December 31, 2023 be received and approved; FOR AGAINST ABSTAIN 2. an ordinary resolution re-appointment of Mark Locke as a Class III Director of the Company for a term of three years to expire at the third annual general meeting of the Companys shareholders following such election and until he ceases to serve in his office in accordance with the Companys Amended and Restated Articles of Incorporation or any law, whichever is earlier; FOR AGAINST ABSTAIN for the re-appointment of WithumSmith+Brown, PC as Auditor of the Company with respect to its accounts filed with the SEC from the end of the AGM until the completion of the SEC audit for the financial year ended December 31, 2024; FOR AGAINST ABSTAIN 3. an ordinary resolution for the re-appointment of BDO LLP as Auditor of the Company with respect to its Guernsey statutory accounts from the end of the AGM until the end of the next annual general meeting of the Company; FOR AGAINST ABSTAIN 4. an ordinary resolution authorising the Directors of the Company to determine the remuneration of each Auditor; FOR AGAINST ABSTAIN 5. an ordinary resolution that the Company be and is hereby generally and unconditionally authorised, in accordance with section 315 of the Companies Law, subject to all applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares, on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that: FOR AGAINST ABSTAIN a. the maximum aggregate number of Shares authorised to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed; b. the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made; c. the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% of the average market value of a Share for the three Business Days prior to the day the purchase is made; and such authority shall expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2025 (unless previously renewed, revoked or varied by the Company by ordinary resolution), save that the Company may make a contract to acquire Shares under this authority before its expiry, which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract. CONTROL NUMBER Signature Signature, if held jointly Date , 2023 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.